KEEFE, BRUYETTE & WOODS
August 10, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heritage Financial Group, Inc. Registration Statement on Form S-1 (File number 333-167670)

Dear Sir or Madam:

    In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Heritage Financial Group, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Thursday, August 12, 2010, or as soon thereafter as practicable.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Charles E. Sloane
Charles E. Sloane
Managing Director